300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

June 12, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter
Kevin Vaughn
Jeffrey Gabor
Mary Beth Breslin

Re:	Oak Street Health, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 4, 2019
CIK No. 0001564406

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Oak Street Health, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 22, 2019, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

June 12, 2020

“Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Variable Interest Entities, page 99

1. We note your response to prior comment 24 and your revised disclosure on page 99. Please file your management services agreements with your affiliated professional organizations as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.

Response

The Company advises the staff that it has filed its form of management services agreement with its affiliated professional organizations as exhibit 10.19 to the Registration Statement.

Note 8 – Liability for Unpaid Claims, page F-62

2. The liability for unpaid claims rollforward table shows that the current year incurred health care costs are $226,724,000 and $125,206,000 in 2018 and 2017, respectively. Please revise to reconcile those amounts to the corresponding third-party medical claims expenses on page F-43 of $222,103,000 and $124,380,000 for 2018 and 2017, respectively. Similarly, revise your interim financial statements to address the related differences therein.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-61 to include a description in parentheticals that the incurred health care costs in the unpaid claims rollforward table are comprised of third-party medical claims expense and administrative health plan fees which are $383,437,000 and $226,724,000 in 2019 and 2018, respectively. The Company has reclassified the presentation of its consolidated statements of operations, and these amounts are now included in medical claims expense on page F-40 of $385,998,000 and $227,566,000 in 2019 and 2018, respectively. The difference of $2,561,000 and $842,000 in 2019 and 2018, respectively, are related to other supplemental costs including fees to perform payor delegated activities and provider excess insurance which are included in medical claims expense (as described in the Company’s notes to the consolidated financial statements on page F-48), but are not factored into determining the Company’s liability for unpaid claims in the consolidated balance sheets on page F-39. The Company has also included the corresponding disclosure in the notes to its quarterly financial statements on page F-22.

Securities and Exchange Commission

June 12, 2020

Notes to Consolidated Financial Statements Note 18 – Variable Interest Entities, page F-78

3. Please address the following regarding your response to prior comment 34:

•	Please revise to more clearly explain the specific differences between the revenue and operating expenses of the Physician Groups compared to your consolidated revenues and expenses on page F-43.

Response

In response to the Staff’s comment, the Company has reclassified the presentation of its consolidated statements of operations on page F-40 to more clearly align the categorization of revenues and operating expenses between the Physician Group statements and the consolidated financial statements.

•

For example, explain the difference in the revenues of $313,473,000 and $187,027,000 for 2018 and 2017, respectively on page F-79 compared to Net revenues of $317,938,000 and $184,980,000 for 2018 and 2017 per page F-43. Provide us with a quantified reconciliation.

Response

In response to the Staff’s comment, the Company has provided the Staff the following reconciliation of the revenues of the Physician Groups for 2019 and 2018, respectively, to the Company’s net revenues for 2019 and 2018, respectively:

2019 Revenues

Revenue Component	Physician Groups	Consolidated	Variance
Capitated Revenues	$539,909,000	$539,909,000	$—
Fee-for-service	$6,197,000	$6,197,000	$—
Care coordination services	$2,940,000	$2,940,000	$—
Care management services	$—	$7,558,000	$7,558,000

Total	$549,046,000	$556,604,000	$7,558,000

Securities and Exchange Commission

June 12, 2020

2018 Revenues

Revenue Component	Physician Groups	Consolidated	Variance
Capitated Revenues	$309,594,000	$309,594,000	$—
Fee-for-service	$5,876,000	$5,876,000	$—
Care coordination services	$2,468,000	$2,468,000	$—

Total	$317,938,000	$317,938,000	$—

The Company has also advises the Staff that it has revised its disclosure on page F-78 to include the following statement:

“Physician Group revenues consist of amounts recognized for services provided to patients and includes capitated revenue and a portion of the Company’s other patient service revenue, and exclude certain care management services.”

•

Similarly, revise to explain the difference in the third party medical claims and other claims-related expenses of $220,887,000 and $125,951,000 for 2018 and 2017, respectively on page F-79 compared to the third party medical expenses on page F-43 of $222,103,000 and $124,380,000 for 2018 and 2017. Provide us with a quantified reconciliation.

Response

In response to the Staff’s comment, the Company advises the Staff that it has reclassified the presentation of its consolidated statements of operations on page F-40 to include a line for medical claims expense that has combined the line items previously reported as “Third-party medical claims expense” and “Other claims-related expense”.

Securities and Exchange Commission

June 12, 2020

The Company has provided the following quantified reconciliation of medical claims expense of the Physician Groups for 2019 and 2018, respectively, to the Company’s medical claims expense for 2019 and 2018, respectively:

2019 Expenses

Expense Component	Physician Groups	Consolidated	Variance
Third-party medical claims expense	$377,860,000	$377,860,000	$—
Administrative health plan fees	$5,577,000	$5,577,000	$—
Net provider excess insurance expense	$—	$1,460,000	$1,460,000
Payer delegated service fees	$—	$1,101,000	$1,101,000

Total	$383,437,000	$385,998,000	$2,561,000

2018 Expenses

Expense Component	Physician Groups	Consolidated	Variance
Third-party medical claims expense	$222,103,000	$222,103,000	$—
Administrative health plan fees	$4,621,000	$4,621,000	$—
Net provider excess insurance expense	$—	$782,000	$782,000
Payer delegated service fees	$—	$60,000	$60,000

Total	$226,724,000	$227,566,00	$842,000

Securities and Exchange Commission

June 12, 2020

The Company has also revised its disclosure on page F-78 to include the following statement:

“Operating expenses consist primarily of medical claims expense, a majority of which are third-party medical claims expenses and administrative health plan fees, and exclude fees to perform payor delegated activities and provider excess insurance costs.”

•

You state that you determined not to disclose the consolidated cost of medical services provided to your Physician Groups (excluding third-party medical claims expense) as a separate line item on the face of your Statements of Operations because you believe it would provide your competitors and payor partners with competitively sensitive information. Please tell us how you determined that disclosure of your internally incurred medical costs as representing a direct cost of services provided was not required by Article 5 of Regulation S-X.

Response

In response to the Staff’s comment, the Company advises the staff that it has reclassified the presentation of its consolidated statements of operations on page F-40 to now include a line for cost of care, excluding depreciation and amortization. The Company describes in the notes to the consolidated financial statements that cost of care, excluding depreciation and amortization includes the costs it incurs to operate our centers, including care team and patient support employee-related costs, occupancy costs, patient transportation, medical supplies, insurance and other operating costs. These costs exclude any expenses associated with sales and marketing activities incurred at the local level to support our patient growth strategies, and excludes any allocation of our corporate, general and administrative expenses. Care team employees include medical doctors, nurse practitioners, physician assistants, registered nurses, scribes, medical assistants, and phlebotomists. Patient support employees include practice managers, welcome coordinators and patient relationship managers. The Company believes that the addition of this line item in the consolidated statement of operations now satisfies the requirements of Article 5 of Regulation S-X.

•

Given your response, tell us more clearly what is the nature of the amounts reflected in your line item titled “Provider salaries and benefits” on page F-79. Tell us the difference in the amounts presented in this line item and the consolidated cost of medical services provided internally.

Securities and Exchange Commission

June 12, 2020

Response:

In response to the Staff’s comment, the Company advises the Staff that it has reclassified the presentation of its consolidated statements of operations on page F-40 to now include a line for cost of care, excluding depreciation and amortization. The Company has revised its disclosure on page F-78 to include a line for cost of care, excluding depreciation and amortization that corresponds to amounts specifically related to the Physician Groups. The Company has also revised its disclosure on page F-78 to include the following statement:

“Cost of care, excluding depreciation and amortization primarily includes provider salaries and benefits and other clinical operating costs which are reported in cost of care, excluding depreciation and amortization in the consolidated statements of operations.”

*    *    *    *

Securities and Exchange Commission

June 12, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:	Mike Pykosz

Oak Street Health, Inc.